Exhibit 99.1

ICL Contacts
Investors:  Peggy Reilly Tharp
VP, Global Investor Relations
+1-314-983-7665
Peggy.ReillyTharp@icl-group.com

Evogene Contacts
Investors:  Kenny Green
Global Investor Relations
+1-212-378-8040
IR@evogene.com
Media: Adi Bajayo ICL Spokesperson +972-3-6844459 Adi.Bajayo@icl-group.com Media: Lital Mamon Head of Marketing and PR +972-8-931-2097 IR@evogene.com

ICL and Lavie Bio Enter Strategic Collaboration
to Develop Novel Bio-Stimulant Products

ICL to invest $10 million in Lavie Bio

Tel Aviv, Israel; August 16, 2022 - ICL (NYSE: ICL) (TASE: ICL), a leading global specialty minerals company, and Evogene Ltd. (Nasdaq: EVGN) (TASE: EVGN), a leading computational biology company focused on revolutionizing product discovery and development in multiple life-science based industries, announced today a multi-year, strategic, collaboration agreement between ICL and Lavie Bio Ltd., a subsidiary of Evogene.

Lavie Bio is a leading ag-biologicals company focusing on improving food quality, sustainability and agriculture productivity through the introduction of microbiome-based products.  Lavie Bio’s unique approach uses Evogene’s tech engine MicroBoost AI, leveraging big-data, advanced artificial intelligence (AI), in combination with a deep understanding of biology.

As part of the collaboration, ICL will make a $10 million investment in Lavie Bio under a SAFE (simple agreement for future equity).  The investment will be made via ICL Planet Startup Hub, which is the platform ICL uses to invest in and collaborate with innovative companies in the foodTech and agriTech domains.

The collaboration will focus on developing novel bio-stimulant products to enrich fertilizer efficiency.  Combining Lavie Bio's ag-biologicals expertise and cutting-edge technology with ICL's advanced knowledge of fertilizer use and farmers’ needs is aimed to facilitate the development of new and innovative products for the agriculture industry.

Ag-biologicals are externally applied products derived from natural, biological sources, including microbials, macrobials, biochemicals and minerals, and used to optimize overall plant and soil health.  Ag-biological products include bio-stimulants, for maximizing plant yield, quality and durability, as well as bio-pesticides, for pest management.  According to Fortune Business Insights, the ag-biologicals market was valued at $7.42 billion in 2018 and is projected to reach $20.59 billion by the end of 2026, exhibiting a CAGR of 13.68%.

Mr. Elad Aharonson, President of Innovative Ag Solutions for ICL, said, “ICL is committed to creating impactful solutions for humanity’s sustainability challenges in the global food, agriculture and industrial markets, and this collaboration with Lavie Bio very much resonates with our sustainability goals and values.  The collaboration demonstrates ICL’s commitment to bringing to market new, sustainable technologies for our customers.  It also provides us with a strong platform to enter the ag-biologicals market, which we see as highly complementary to our existing agriculture business.  Following an extensive evaluation of Lavie Bio’s technical capabilities, we enthusiastically look forward to collaborating with them to bring much needed novel ag-biological products to the global market.”

Mr. Ofer Haviv, President & CEO of Evogene and Chairman of the Board of Lavie Bio, stated, "I wholeheartedly welcome Lavie Bio's collaboration with ICL, a key global provider for the agricultural market.  Together, we have significant potential to develop novel ag-biologicals, which are expected to allow for the improvement of global food quality, agricultural sustainability and productivity, especially in a time of food scarcity, high prices and macroeconomic uncertainty.  We look forward to working closely with our new partners in bringing improved solutions to farmers worldwide, while advancing Lavie Bio to the next stage in its development.”

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About ICL
ICL Group is a leading global specialty minerals company, which also benefits from commodity upside.  The company creates impactful solutions for humanity's sustainability challenges in the global food, agriculture and industrial markets.  ICL leverages its unique bromine, potash and phosphate resources, its passionate team of talented employees, and its strong focus on R&D and technological innovation, to drive growth across its end markets.  ICL shares are dually listed on the New York Stock Exchange and the Tel Aviv Stock Exchange (NYSE and TASE: ICL).  The company employs more than 12,000 people worldwide, and its 2021 revenues totaled approximately $7 billion.

For more information, visit ICL's website at www.icl-group.com.
To access ICL's interactive ESG report, please click here.
You can also learn more about ICL on Facebook, LinkedIn and Instagram.

About Evogene Ltd.
Evogene (Nasdaq: EVGN, TASE: EVGN) is a computational biology company aiming to revolutionize the development of life-science based products by utilizing cutting edge technologies to increase probability of success while reducing development time and cost. Evogene established three unique technological engines - MicroBoost AI, ChemPass AI and GeneRator AI – leveraging Big Data and Artificial Intelligence and incorporating deep multidisciplinary understanding in life sciences. Each technological engine is focused on the discovery and development of products based on one of the following core components: microbes (MicroBoost AI), small molecules (ChemPass AI), and genetic elements (GeneRator AI). Evogene uses its technological engines to develop products through subsidiaries and with strategic partners. Currently, Evogene’s main subsidiaries utilize the technological engines to develop human microbiome-based therapeutics by Biomica Ltd., medical cannabis products by Canonic Ltd., ag-chemicals by AgPlenus Ltd. and ag-biologicals by Lavie Bio Ltd.

For more information, please visit: www.evogene.com.

About Lavie Bio Ltd.
Lavie Bio, a subsidiary of Evogene Ltd., aims to improve food quality, sustainability, and agriculture productivity through the introduction of microbiome-based ag-biological products. Lavie Bio utilizes a proprietary computational predictive platform, harnessing the power of big data and advanced informatics, for the discovery, optimization and development of bio-stimulant and bio-pesticide products.

For more information, please visit www.lavie-bio.com.

Forward-Looking Statements
This press release contains “forward-looking statements” relating to future events. These statements may be identified by words such as “may,” “could,” “expects,” “intends,” “anticipates,” “plans,” “believes,” “scheduled,” “estimates” or words of similar meaning. For example, ICL, Lavie Bio and Evogene are using forward-looking statements in this press release when they discuss the potential benefits and synergies from their cooperation and the development of bio-stimulant products. Such statements are based on current expectations, estimates, projections and assumptions, describe opinions about future events, involve certain risks and uncertainties which are difficult to predict and are not guarantees of future performance. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to: estimates, forecasts and statements as to management's expectations with respect to, among other things, business and financial prospects, financial multiples and accretion estimates, future trends, plans, strategies, positioning, objectives and expectations, general economic, market and business conditions, supply chain and logistics disruptions,  the potential for new COVID-19 variants, global unrest and conflict, governmental and regulatory requirements and actions by governmental authorities, including changes in government policy, changes in environmental, tax and other laws or regulations and the interpretation thereof. Therefore, actual future results, performance or achievements of Evogene and its subsidiaries may differ materially from what is expressed or implied by such forward-looking statements due to a variety of factors, many of which are beyond the control of Evogene and its subsidiaries, including, without limitation, those risk factors contained in Evogene’s reports filed with the applicable securities authorities. Evogene and its subsidiaries disclaim any obligation or commitment to update these forward-looking statements to reflect future events or developments or changes in expectations, estimates, projections. Furthermore, and as a result of the foregoing, readers should not place undue reliance on the forward‐looking statements contained in this press release concerning the timing of the transaction, or other more specific risks and uncertainties facing ICL, such as those set forth in the “Risk Factors” section of its Annual Report on Form 20-F filed on February 23, 2022, as such risk factors may be updated from time to time in its Reports on Form 6-K and other filings ICL makes with the U.S. Securities and Exchange Commission from time to time.

Forward-looking statements refer only to the date they are made, and ICL and Evogene do not undertake any obligation to update them in light of new information or future developments or to publicly release any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events.